Exhibit 99.6

F-cap 1

ANNUAL ACCOUNTS AND OTHER DOCUMENTS TO BE FILED IN

ACCORDANCE WITH THE BELGIAN COMPANIES AND ASSOCIATIONS

CODE

IDENTIFICATION DETAILS (at the filing date)

NAME: Galapagos

Legal form [1]: Public limited company

Address: Generaal De Wittelaan

Postal code: 2800	Town: Mechelen		N°. L11 , box A3

Country: Belgium

Register of legal persons - commercial court: Antwerp, division Mechelen

Website [2]:

E-mail address [2]:

		Company registration number	0466.460.429

DATE 03-05-2024 of filing the most recent document mentioning the date of publication of the deed of incorporation and of the deed of amendment of the articles of association.

This filing concerns 3:

☒ the ANNUAL ACCOUNTS in EURO 4 approved by the general meeting of 28-04-2026

☒ the OTHER DOCUMENTS

regarding

the financial year covering the period from 01-01-2025 to 31-12-2025 the preceding period of the annual accounts from 01-01-2024 to 31-12-2024

The amounts for the preceding period are / ~~are not~~ 5 identical to the ones previously published.

Total number of pages filed: 61 Numbers of the sections of the standard model form not filed because they serve no useful purpose: 6.1, 6.2.1, 6.2.4, 6.3.5, 6.17, 6.18.2, 6.20, 7, 9, 11, 12, 13, 14, 15

Signature (name and position) Jérôme Contamine Chairman of the board of directors	Signature (name and position) Henry Gosebruch Director

[1]	Where appropriate, “in liquidation” is stated after the legal form.
[2]	Optional mention.
[3]	Tick the appropriate box(es).
[4]	If necessary, change to currency in which the amounts are expressed.
[5]	Strike out what does not apply.

1/61

N°.	0466.460.429	F-cap 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS AND

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR

CORRECTION ASSIGNMENT

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS

COMPLETE LIST with surname, first names, profession, place of residence (address, number, postal code and town) and position within the company

Higgins Linda

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 25-04-2023, end: 27-04-2027

Contamine Jérôme

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Chairman of the board of directors, start: 26-04-2022, end: 28-04-2026

Nodelman Oleg

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 07-10-2024, end: 24-04-2029

Gosebruch Henry

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 12-05-2025, end: 30-04-2030

Bhuva Devang

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 01-11-2025, end: 24-04-2029

Griffiths Jane

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-07-2025, end: 30-04-2030

Johnston Neil

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 01-11-2025, end: 25-04-2028

Svoronos Dawn

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 28-07-2025, end: 30-04-2030

Fontoura Paulo

Generaal De Wittelaan L11, box A3, 2800 Mechelen, Belgium

Mandate: Director, start: 09-02-2026, end: 24-04-2029

BDO Bedrijfsrevisoren BV 0431.088.289

Elsinore Building - Da Vincilaan 9, box E6, 1930 Zaventem, Belgium

Membership number: B00023

Mandate: Auditor, start: 25-04-2023, end: 28-04-2026

Represented by:

2/61

N°.	0466.460.429	F-cap 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS (continued from previous page)

1	Lombaerts Ellen

Elsinore Building, Da Vincilaan 9 , box E6 1930 Zaventem Belgium

Bedrijfsrevisor, Membership number : A02372

3/61

N°.	0466.460.429	F-cap 2.2

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR CORRECTION ASSIGNMENT

The managing board declares that not a single audit or correction assignment has been given to a person not authorized to do so by law, pursuant to article 5 of the law of 17 March 2019 concerning the professions of accountant and tax advisor.

The annual accounts ~~were~~ / were not * audited or corrected by a certified accountant or by a company auditor who is not the statutory auditor.

If affirmative, should be mentioned hereafter: surname, first names, profession and address of each certified accountant or company auditor and their membership number at their Institute, as well as the nature of their assignment:

A.	Bookkeeping of the company **,

B.	Preparing the annual accounts **,

C.	Auditing the annual accounts and/or

D.	Correcting the annual accounts.

If the tasks mentioned under A or B are executed by accountants or fiscal accountants, the following information can be mentioned hereafter: surname, first names, profession and address of each accountant or fiscal accountant and their membership number at the Institute of Accountants and Tax advisors, as well as the nature of their assignment.

Surname, first names, profession and address	Membership number	Nature of the assignment (A, B, C and/or D)

*	Strike out what does not apply.
**	Optional mention.

4/61

N°.	0466.460.429	F-cap 3.1

ANNUAL ACCOUNTS

BALANCE SHEET AFTER APPROPRIATION

	Notes	Codes	Period	Preceding period
ASSETS
FORMATION EXPENSES	6.1	20

FIXED ASSETS		21/28	130.307.401	423.146.604

Intangible fixed assets	6.2	21	848.834	109.134.253
Tangible fixed assets	6.3	22/27	1.076.376	16.519.206
Land and buildings		22	132.427	354.535
Plant, machinery and equipment		23	774.678	13.329.917
Furniture and vehicles		24	169.271	992.909
Leasing and other similar rights		25
Other tangible fixed assets		26
Assets under construction and advance payments		27	0	1.841.845
Financial fixed assets	6.4 / 6.5.1	28	128.382.191	297.493.145
Affiliated Companies	6.15	280/1	75.765.503	245.176.457
Participating interests		280	40.765.503	198.346.774
Amounts receivable		281	35.000.000	46.829.683
Other companies linked by participating interests	6.15	282/3	1	1
Participating interests		282	1	1
Amounts receivable		283	0
Other financial fixed assets		284/8	52.616.687	52.316.687
Shares		284	50.845.135	50.845.135
Amounts receivable and cash guarantees		285/8	1.771.551	1.471.551

5/61

N°.	0466.460.429	F-cap 3.1

	Notes	Codes	Period	Preceding period
CURRENT ASSETS		29/58	3.211.366.517	3.620.997.441

Amounts receivable after more than one year		29	134.174.533	122.155.102
Trade debtors		290
Other amounts receivable		291	134.174.533	122.155.102
Stocks and contracts in progress		3	22.492.818	51.191.825
Stocks		30/36	22.492.818	51.191.825
Raw materials and consumables		30/31	22.492.818	51.191.825
Work in progress		32		0
Finished goods		33
Goods purchased for resale		34		0
Immovable property intended for sale		35
Advance payments		36
Contracts in progress		37
Amounts receivable within one year		40/41	97.426.920	108.323.176
Trade debtors		40	11.163.550	32.707.724
Other amounts receivable		41	86.263.370	75.615.452
Current investments	6.5.1 / 6.6	50/53	2.865.785.469	3.245.938.470
Own shares		50
Other investments		51/53	2.865.785.469	3.245.938.470
Cash at bank and in hand		54/58	82.268.282	60.140.851
Accruals and deferred income	6.6	490/1	9.218.495	33.248.017

TOTAL ASSETS		20/58	3.341.673.918	4.044.144.044

6/61

N°.	0466.460.429	F-cap 3.2

		Notes	Codes	Period	Preceding period
EQUITY AND LIABILITIES
EQUITY			10/15	3.146.406.781	2.829.483.799

Contributions		6.7.1	10/11	3.017.626.375	3.017.626.375
Capital			10	356.444.939	356.444.939
Issued capital			100	356.444.939	356.444.939
Uncalled capital [6]			101
Beyond capital			11	2.661.181.436	2.661.181.436
Share premium account			1100/10	2.661.181.436	2.661.181.436
Other			1109/19
Revaluation surpluses			12
Reserves			13	15.846.149
Reserves not available			130/1	15.846.149
Legal reserve			130	15.846.149
Reserves not available statutorily			1311
Purchase of own shares			1312
Financial support			1313
Other			1319
Untaxed reserves			132
Available reserves			133
Accumulated profits (losses)	(+)/(-)		14	112.934.258	-188.142.575
Capital subsidies			15
Advance to shareholders on the distribution of net assets [7]			19
PROVISIONS AND DEFERRED TAXES			16	60.278.724	17.539.778

Provisions for liabilities and charges			160/5	60.278.724	17.539.778
Pensions and similar obligations			160
Taxes			161
Major repairs and maintenance			162
Environmental obligations			163
Other liabilities and charges		6.8	164/5	60.278.724	17.539.778
Deferred taxes			168

[6]	Amount to be deducted from the issued capital.
[7]	Amount to be deducted from the other components of equity.

7/61

N°.	0466.460.429	F-cap 3.2

	Notes	Codes	Period	Preceding period
AMOUNTS PAYABLE		17/49	134.988.413	1.197.120.467

Amounts payable after more than one year	6.9	17
Financial debts		170/4
Subordinated loans		170
Unsubordinated debentures		171
Leasing and other similar obligations		172
Credit institutions		173
Other loans		174
Trade debts		175
Suppliers		1750
Bills of exchange payable		1751
Advance payments on contracts in progress		176
Other amounts payable		178/9
Amounts payable within one year	6.9	42/48	126.715.797	138.706.338
Current portion of amounts payable after more than one year falling due within one year		42
Financial debts		43
Credit institutions		430/8
Other loans		439
Trade debts		44	95.247.186	92.471.935
Suppliers		440/4	95.247.186	92.471.935
Bills of exchange payable		441
Advance payments on contracts in progress		46
Taxes, remuneration and social security	6.9	45	24.784.628	11.989.497
Taxes		450/3	2.981.568	663.637
Remuneration and social security		454/9	21.803.060	11.325.859
Other amounts payable		47/48	6.683.983	34.244.906
Accruals and deferred income	6.9	492/3	8.272.616	1.058.414.128

TOTAL LIABILITIES		10/49	3.341.673.918	4.044.144.044

[6]	Amount to be deducted from the issued capital.
[7]	Amount to be deducted from the other components of equity.

8/61

N°.	0466.460.429	F-cap 4

PROFIT AND LOSS ACCOUNT

		Notes	Codes	Period	Preceding period
Operating income			70/76A	1.403.066.209	596.121.058
Turnover		6.10	70	1.102.782.320	303.425.198
Stocks of finished goods and work and contracts in progress: increase (decrease)	(+)/(-)		71		-12.598.378
Produced fixed assets			72	294.201.789	265.376.073
Other operating income		6.10	74	6.082.099	39.918.164
Non-recurring operating income		6.12	76A		0
Operating charges			60/66A	1.012.870.795	803.865.509
Goods for resale, raw materials and consumables			60	52.142.080	46.407.800
Purchases			600/8	23.443.074	35.314.994
Stocks: decrease (increase)	(+)/(-)		609	28.699.007	11.092.805
Services and other goods			61	380.338.870	334.587.965
Remuneration, social security and pensions	(+)/(-)	6.10	62	80.453.796	57.872.680
Amortisations of and other amounts written down on formation expenses, intangible and tangible fixed assets			630	312.248.379	283.475.486
Amounts written down on stocks, contracts in progress and trade debtors: additions (write-backs)	(+)/(-)	6.10	631/4	-9.642.778	10.600.456
Provisions for liabilities and charges: appropriations (uses and write-backs)	(+)/(-)	6.10	635/8	42.738.946	3.567.713
Other operating charges		6.10	640/8	43.171.016	27.141.020
Operating charges reported as assets under restructuring costs	(-)		649
Non-recurring operating charges		6.12	66A	111.420.486	40.212.388
Operating profit (loss)	(+)/(-)		9901	390.195.413	-207.744.451

9/61

N°.	0466.460.429	F-cap 4

		Notes	Codes	Period	Preceding period
Financial income			75/76B	194.189.667	257.053.407
Recurring financial income			75	194.026.799	201.081.492
Income from financial fixed assets			750	62.372.391	12.333.065
Income from current assets			751	85.585.244	118.646.628
Other financial income		6.11	752/9	46.069.164	70.101.799
Non-recurring financial income		6.12	76B	162.868	55.971.915
Financial charges		6.11	65/66B	281.067.004	18.646.876
Recurring financial charges			65	123.424.233	18.646.876
Debt charges			650	888.242	1.453.430
Amounts written down on current assets other than stocks, contracts in progress and trade debtors: additions (write-backs)	(+)/(-)		651	2.203.309
Other financial charges			652/9	120.332.682	17.193.446
Non-recurring financial charges		6.12	66B	157.642.771
Profit (Loss) for the period before taxes	(+)/(-)		9903	303.318.076	30.662.079
Transfer from deferred taxes			780
Transfer to deferred taxes			680
Income taxes on the result	(+)/(-)	6.13	67/77	-13.604.906	-17.119.830
Taxes			670/3	30.667	49.571
Adjustment of income taxes and write-back of tax provisions			77	13.635.573	17.169.400
Profit (Loss) of the period	(+)/(-)		9904	316.922.982	47.781.908
Transfer from untaxed reserves			789
Transfer to untaxed reserves			689
Profit (Loss) of the period available for appropriation	(+)/(-)		9905	316.922.982	47.781.908

10/61

N°.	0466.460.429	F-cap 5

APPROPRIATION ACCOUNT

		Codes	Period	Preceding period
Profit (Loss) to be appropriated	(+)/(-)	9906	128.780.407	-188.142.575
Profit (Loss) of the period available for appropriation	(+)/(-)	(9905)	316.922.982	47.781.908
Profit (Loss) of the preceding period brought forward	(+)/(-)	14P	-188.142.575	-235.924.484
Transfers from equity		791/2
from contributions		791
from reserves		792
Appropriations to equity		691/2	15.846.149
to contributions		691
to legal reserve		6920	15.846.149
to other reserves		6921
Profit (loss) to be carried forward	(+)/(-)	(14)	112.934.258	-188.142.575
Shareholders’ contribution in respect of losses		794
Profit to be distributed		694/7
Compensation for contributions		694
Directors or managers		695
Employees		696
Other beneficiaries		697

11/61

N°.	0466.460.429	F-cap 6.2.2

			Codes	Period	Preceding period
RESEARCH COSTS MADE IN A PERIOD THAT STARTED BEFORE 1 JANUARY 2016
Acquisition value at the end of the period			8055P	xxxxxxxxxxxxxxx	392.970.251
Movements during the period
Acquisitions, including produced fixed assets			8025
Sales and disposals			8035
Transfers from one heading to another	(+	)/(-)	8045
Acquisition value at the end of the period			8055	392.970.251
Amortisations and amounts written down at the end of the period			8125P	xxxxxxxxxxxxxxx	392.970.251
Movements during the period
Recorded			8075
Written back			8085
Acquisitions from third parties			8095
Cancelled owing to sales and disposals			8105
Transferred from one heading to another	(+	)/(-)	8115
Amortisations and amounts written down at the end of the period			8125	392.970.251
NET BOOK VALUE AT THE END OF THE PERIOD			81312	0

	Codes	Period
RESEARCH COSTS MADE IN A PERIOD THAT STARTED AFTER 31 DECEMBER 2015
Acquisition value at the end of the period	8056	3.123.533.125
Amortisations and amounts written down at the end of the period	8126	3.123.533.125
NET BOOK VALUE AT THE END OF THE PERIOD	81313	0

12/61

N°.	0466.460.429	F-cap 6.2.3

			Codes	Period	Preceding period
CONCESSIONS, PATENTS LICENSES, KNOW-HOW, BRANDS AND SIMILAR RIGHTS
Acquisition value at the end of the period			8052P	xxxxxxxxxxxxxxx	1.960.941.599
Movements during the period
Acquisitions, including produced fixed assets			8022	294.357.145
Sales and disposals			8032
Transfers from one heading to another	(+	)/(-)	8042
Acquisition value at the end of the period			8052	2.255.298.745
Amortisations and amounts written down at the end of the period			8122P	xxxxxxxxxxxxxxx	1.851.807.347
Movements during the period
Recorded			8072	402.642.564
Written back			8082
Acquisitions from third parties			8092
Cancelled owing to sales and disposals			8102
Transfers from one heading to another	(+	)/(-)	8112
Amortisations and amounts written down at the end of the period			8122	2.254.449.910
NET BOOK VALUE AT THE END OF THE PERIOD			211	848.834

13/61

N°.	0466.460.429	F-cap 6.2.5

			Codes	Period	Preceding period
ADVANCE PAYMENTS
Acquisition value at the end of the period			8054P	xxxxxxxxxxxxxxx	0
Movements during the period
Acquisitions, including produced fixed assets			8024
Sales and disposals			8034
Transfers from one heading to another	(+	)/(-)	8044
Acquisition value at the end of the period			8054	0
Amortisations and amounts written down at the end of the period			8124P	xxxxxxxxxxxxxxx
Movements during the period
Recorded			8074
Written back			8084
Acquisitions from third parties			8094
Cancelled owing to sales and disposals			8104
Transferred from one heading to another	(+	)/(-)	8114
Amortisations and amounts written down at the end of the period			8124
NET BOOK VALUE AT THE END OF THE PERIOD			213	0

14/61

N°.	0466.460.429	F-cap 6.3.1

STATEMENT OF TANGIBLE FIXED ASSETS

		Codes	Period	Preceding period
LAND AND BUILDINGS
Acquisition value at the end of the period		8191P	xxxxxxxxxxxxxxx	4.324.048
Movements during the period
Acquisitions, including produced fixed assets		8161	452.598
Sales and disposals		8171	794.176
Transfers from one heading to another	(+)(-)	8181
Acquisition value at the end of the period		8191	3.982.470
Revaluation surpluses at the end of the period		8251P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8211
Acquisitions from third parties		8221
Cancelled		8231
Transferred from one heading to another	(+)/(-)	8241
Revaluation surpluses at the end of the period		8251
Amortisations and amounts written down at the end of the period		8321P	xxxxxxxxxxxxxxx	3.969.512
Movements during the period
Recorded		8271	148.522
Written back		8281
Acquisitions from third parties		8291
Cancelled owing to sales and disposals		8301	267.991
Transferred from one heading to another	(+)/(-)	8311
Amortisations and amounts written down at the end of the period		8321	3.850.043
NET BOOK VALUE AT THE END OF THE PERIOD		(22)	132.427

15/61

N°.	0466.460.429	F-cap 6.3.2

		Codes	Period	Preceding period
PLANT, MACHINERY AND EQUIPMENT
Acquisition value at the end of the period		8192P	xxxxxxxxxxxxxxx	30.553.873
Movements during the period
Acquisitions, including produced fixed assets		8162	9.390.578
Sales and disposals		8172	26.193.482
Transfers from one heading to another	(+)/(-)	8182
Acquisition value at the end of the period		8192	13.750.969
Revaluation surpluses at the end of the period		8252P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8212
Acquisitions from third parties		8222
Cancelled		8232
Transferred from one heading to another	(+)/(-)	8242
Revaluation surpluses at the end of the period		8252
Amortisations and amounts written down at the end of the period		8322P	xxxxxxxxxxxxxxx	17.223.955
Movements during the period
Recorded		8272	10.975.514
Written back		8282
Acquisitions from third parties		8292
Cancelled owing to sales and disposals		8302	15.223.179
Transferred from one heading to another	(+)/(-)	8312
Amortisations and amounts written down at the end of the period		8322	12.976.291
NET BOOK VALUE AT THE END OF THE PERIOD		(23)	774.678

16/61

N°.	0466.460.429	F-cap 6.3.3

		Codes	Period	Preceding period
FURNITURE AND VEHICLES
Acquisition value at the end of the period		8193P	xxxxxxxxxxxxxxx	1.567.748
Movements during the period
Acquisitions, including produced fixed assets		8163	1.678.701
Sales and disposals		8173	3.077.179
Transfers from one heading to another	(+)/(-)	8183
Acquisition value at the end of the period		8193	169.271
Revaluation surpluses at the end of the period		8253P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8213
Acquisitions from third parties		8223
Cancelled		8233
Transfers from one heading to another	(+)/(-)	8243
Revaluation surpluses at the end of the period		8253
Amortisations and amounts written down at the end of the period		8323P	xxxxxxxxxxxxxxx	574.839
Movements during the period
Recorded		8273	226.731
Written back		8283
Acquisitions from third parties		8293
Cancelled owing to sales and disposals		8303	801.571
Transfers from one heading to another	(+)/(-)	8313
Amortisations and amounts written down at the end of the period		8323	0
NET BOOK VALUE AT THE END OF THE PERIOD		(24)	169.271

17/61

N°.	0466.460.429	F-cap 6.3.4

		Codes	Period	Preceding period
LEASING AND OTHER SIMILAR RIGHTS
Acquisition value at the end of the period		8194P	xxxxxxxxxxxxxxx	0
Movements during the period
Acquisitions, including produced fixed assets		8164
Sales and disposals		8174
Transfers from one heading to another	(+)/(-)	8184
Acquisition value at the end of the period		8194	0
Revaluation surpluses at the end of the period		8254P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8214
Acquisitions from third parties		8224
Cancelled		8234
Transfers from one heading to another	(+)/(-)	8244
Revaluation surpluses at the end of the period		8254
Amortisations and amounts written down at the end of the period		8324P	xxxxxxxxxxxxxxx	0
Movements during the period
Recorded		8274
Written back		8284
Acquisitions from third parties		8294
Cancelled owing to sales and disposals		8304
Transferred from one heading to another	(+)/(-)	8314
Amortisations and amounts written down at the end of the period		8324	0
NET BOOK VALUE AT THE END OF THE PERIOD		(25)

Of which
Land and buildings		250
Plant, machinery and equipment		251
Furniture and vehicles		252

18/61

N°.	0466.460.429	F-cap 6.3.6

		Codes	Period	Preceding period
ASSETS UNDER CONSTRUCTION AND ADVANCE PAYMENTS
Acquisition value at the end of the period		8196P	xxxxxxxxxxxxxxx	1.841.845
Movements during the period
Acquisitions, including produced fixed assets		8166
Sales and disposals		8176	1.841.845
Transfers from one heading to another	(+)/(-)	8186
Acquisition value at the end of the period		8196	0
Revaluation surpluses at the end of the period		8256P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8216
Acquisitions from third parties		8226
Cancelled		8236
Transferred from one heading to another	(+)/(-)	8246
Revaluation surpluses at the end of the period		8256
Amortisations and amounts written down at the end of the period		8326P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8276
Written back		8286
Acquisitions from third parties		8296
Cancelled owing to sales and disposals		8306
Transferred from one heading to another	(+)/(-)	8316
Amortisations and amounts written down at the end of the period		8326
NET BOOK VALUE AT THE END OF THE PERIOD		(27)	0

19/61

N°.	0466.460.429	F-cap 6.4.1

STATEMENT OF FINANCIAL FIXED ASSETS

		Codes	Period	Preceding period
AFFILIATED COMPANIES - PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period		8391P	xxxxxxxxxxxxxxx	208.646.773
Movements during the period
Acquisitions		8361	10.520.601
Sales and disposals		8371	20.759.100
Transfers from one heading to another	(+)/(-)	8381
Acquisition value at the end of the period		8391	198.408.274
Revaluation surpluses at the end of the period		8451P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8411
Acquisitions from third parties		8421
Cancelled		8431
Transferred from one heading to another	(+)/(-)	8441
Revaluation surpluses at the end of the period		8451
Amounts written down at the end of the period		8521P	xxxxxxxxxxxxxxx	10.299.999
Movements during the period
Recorded		8471	157.642.771
Written back		8481
Acquisitions from third parties		8491
Cancelled owing to sales and disposals		8501	10.300.238
Transferred from one heading to another	(+)/(-)	8511
Amounts written down at the end of the period		8521	157.642.532
Uncalled amounts at the end of the period		8551P	xxxxxxxxxxxxxxx
Movements during the period	(+)/(-)	8541	239
Uncalled amounts at the end of the period		8551	239
NET BOOK VALUE AT THE END OF THE PERIOD		(280)	40.765.503

AFFILIATED COMPANIES - AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD		281P	xxxxxxxxxxxxxxx	46.829.683

Movements during the period
Appropriations		8581	213.261
Repayments		8591	11.012.437
Amounts written down		8601
Amounts written back		8611
Exchange differences	(+)/(-)	8621
Other movements	(+)/(-)	8631	-1.030.507
NET BOOK VALUE AT THE END OF THE PERIOD		(281)	35.000.000

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD		8651

20/61

N°.	0466.460.429	F-cap 6.4.2

		Codes	Period	Preceding period
COMPANIES LINKED BY PARTICIPATING INTERESTS - PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period		8392P	xxxxxxxxxxxxxxx	1
Movements during the period
Acquisitions		8362
Sales and disposals		8372
Transfers from one heading to another	(+)/(-)	8382
Acquisition value at the end of the period		8392	1
Revaluation surpluses at the end of the period		8452P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8412
Acquisitions from third parties		8422
Cancelled		8432
Transferred from one heading to another	(+)/(-)	8442
Revaluation surpluses at the end of the period		8452
Amounts written down at the end of the period		8522P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8472
Written back		8482
Acquisitions from third parties		8492
Cancelled owing to sales and disposals		8502
Transferred from one heading to another	(+)/(-)	8512
Amounts written down at the end of the period		8522
Uncalled amounts at the end of the period		8552P	xxxxxxxxxxxxxxx
Movements during the period	(+)/(-)	8542
Uncalled amounts at the end of the period		8552
NET BOOK VALUE AT THE END OF THE PERIOD		(282)	1

COMPANIES LINKED BY PARTICIPATING INTERESTS - AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD		283P	xxxxxxxxxxxxxxx

Movements during the period
Appropriations		8582
Repayments		8592
Amounts written down		8602
Amounts written back		8612
Exchange differences	(+)/(-)	8622
Other movements	(+)/(-)	8632
NET BOOK VALUE AT THE END OF THE PERIOD		(283)	0

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS
RECEIVABLE AT END OF THE PERIOD		8652

21/61

N°.	0466.460.429	F-cap 6.4.3

		Codes	Period	Preceding period
OTHER COMPANIES—PARTICIPATING INTERESTS AND SHARES
Acquisition value at the end of the period		8393P	xxxxxxxxxxxxxxx	50.845.135
Movements during the period
Acquisitions		8363
Sales and disposals		8373
Transfers from one heading to another	(+)/(-)	8383
Acquisition value at the end of the period		8393	50.845.135
Revaluation surpluses at the end of the period		8453P	xxxxxxxxxxxxxxx
Movements during the period
Recorded		8413
Acquisitions from third parties		8423
Cancelled		8433
Transferred from one heading to another	(+)/(-)	8443
Revaluation surpluses at the end of the period		8453
Amounts written down at the end of the period		8523P	xxxxxxxxxxxxxxx	0
Movements during the period
Recorded		8473
Written back		8483
Acquisitions from third parties		8493
Cancelled owing to sales and disposals		8503
Transferred from one heading to another	(+)/(-)	8513
Amounts written down at the end of the period		8523	0
Uncalled amounts at the end of the period		8553P	xxxxxxxxxxxxxxx
Movements during the period	(+)/(-)	8543
Uncalled amounts at the end of the period		8553
NET BOOK VALUE AT THE END OF THE PERIOD		(284)	50.845.135

OTHER COMPANIES—AMOUNTS RECEIVABLE
NET BOOK VALUE AT THE END OF THE PERIOD		285/8P	xxxxxxxxxxxxxxx	1.471.551

Movements during the period
Appropriations		8583	300.000
Repayments		8593
Amounts written down		8603
Amounts written back		8613
Exchange differences	(+)/(-)	8623
Other movements	(+)/(-)	8633
NET BOOK VALUE AT THE END OF THE PERIOD		(285/8)	1.771.551

ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS
RECEIVABLE AT END OF THE PERIOD		8653

22/61

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

	Rights held				Data extracted from the most recent annual accounts
NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER		Directly		Subsidiaries	Annual accounts as per	Currency code	Equity	Net result
	Nature	Number	%	%			(+) or (-) (in units)
Galapagos BV					31-12-2025	EUR	7.605.837	700.676
Foreign company
Willem Einthovenstraat 13
2342 BH Oegstgeest
Netherlands
807938397B01
	Registered shares	200	100,00	0,00
Galapagos SASU					31-12-2025	EUR	5.508.149	-123.741
Foreign company
Avenue Gaston Roussel 102
93230 Romainville
France
27440348480
	Registered shares	51.199	100,00	0,00
Galapagos GmbH					31-12-2025	CHF	3.912.111	923.555
Foreign company
Aeschengraben 27
4051 Basel
Switzerland
CHE388581566
	Registered shares	200	100,00	0,00
Galapagos Real Estate Netherlands B.V.					31-12-2025	EUR	27.571.849	-3.156.807
Foreign company
Willem Einthovenstraat 13
2342 BH Oestgeest
Netherlands
860584859B01
	Registered shares	10.000.000	100,00	0,00
Galapagos US Holding Inc					31-12-2025	USD	7.937.563	-433.651
Foreign company
North State Street 800 , box 304
19901 Dover, Delaware
United States
	Registered shares	100	100,00	0,00
Galapagos U.K. ltd					31-12-2025	GBP	649.604	39.036
Foreign company
London End Beaconsfield B
HP9 2JH Bucks
United Kingdom
468175458
	Registered shares	1	100,00	0,00

23/61

N°.	0466.460.429	F-cap 6.5.1

PARTICIPATING INTERESTS INFORMATION

PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES

The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company.

	Rights held				Data extracted from the most recent annual accounts
NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER		Directly		Subsidiaries	Annual accounts as per	Currency code	Equity	Net result
	Nature	Number	%	%			(+) or (-) (in units)
Galapagos Holding Pte Ltd					31-12-2025	SGD	1.000	-84.833
Foreign company
One Marina Boulevard 28-00
01989 Singapore
Singapore
	Registered shares	100	100,00	0,00
Lakefront Therapeutics Inc					31-12-2025	USD	1	-22.615
Foreign company
North State Street 800
19901 Dover
United States
	Registered shares	1.000	100,00	0,00
Galapagos Cell Therapeutics NV					31-12-2025	EUR	6.708	-54.792
Public limited company
Schaliënhoevedreef 20 , box T
2800 Mechelen
Belgium
1020.101.488
	Registered shares	61.500	100,00	0,00

24/61

N°.	0466.460.429	F-cap 6.5.2

LIST OF COMPANIES FOR WHICH THE COMPANY HAS UNLIMITED LIABILITY IN THE CAPACITY OF UNLIMITED LIABLE PARTNER OR MEMBER

The annual accounts of each company for which the company has unlimited liability, are being enclosed to and published with these annual accounts, unless the second column contains the reason why this is not the case; this mention is made by referring to the applicable code (A,B, C or D) defined below.

The annual accounts of the mentioned company:

A.	are published by the company by filing them at the National Bank of Belgium;

B.	are actually published by the company in a different member country of the European Union, pursuant to article 16 of directive (EU) 2017/1132;

C.

are being and inserted by complete or proportional consolidation into the the consolidated annual accounts of the company, drawnup,verified and published in accordance with the stipulations of the Belgian Companies and Associations Code concerning the consolidated annual accounts;

D.	concern a limited partnership (société simple/maatschap).

NAME, full address of the REGISTERED OFFICE, LEGAL FORM and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER	Potential code
Galapagos BV	C
Foreign company
Willem Einthovenstraat 13 2342 Oestgeest
Netherlands

Galapagos Real Estate Netherlands B.V.	C
Foreign company
Willem Einthovenstraat 13 2342 Oestgeest
Netherlands

25/61

N°.	0466.460.429	F-cap 6.6

CURRENT INVESTMENTS AND ACCRUALS AND DEFERRED INCOME

	Codes	Period	Preceding period
CURRENT INVESTMENTS—OTHER INVESTMENTS
Shares and investments other than fixed income investments	51
Shares – Book value increased with the uncalled amount	8681
Shares – Uncalled amount	8682
Precious metals and works of art	8683
Fixed-income securities	52
Fixed income securities issued by credit institutions	8684
Term accounts with credit institutions	53	1.433.831.789	1.549.530.651
With a remaining term or notice	8686
up to one month
between one month and one year	8687	1.433.831.789	1.349.530.651
over one year	8688		200.000.000
Other investments not mentioned above	8689	1.431.953.680	1.696.407.819

Period
ACCRUALS AND DEFERRED INCOME
Allocation of account 490/1 of assets if the amount is significant
Deferred charges	3.317.292
Accrued income: accrued interests	5.901.203

26/61

N°.	0466.460.429	F-cap 6.7.1

STATEMENT OF CAPITAL AND SHAREHOLDERS’ STURCTURE

	Codes	Period	Preceding period
STATEMENT OF CAPITAL
Capital
Issued capital at the end of the period	100P	XXXXXXXXXXXXXX	356.444.939
Issued capital at the end of the period	(100)	356.444.939

	Codes	Period	Number of shares
Modifications during the period
Composition of the capital
Share types
Shares without nominal value		356.444.939	65.897.071
Registered shares	8702	XXXXXXXXXXXXXX	5.846
Shares dematerialized	8703	XXXXXXXXXXXXXX	65.891.225

	Codes	Uncalled amount	Called up amount, unpaid
Unpaid capital
Uncalled capital	(101)		XXXXXXXXXXXXXX
Called up capital, unpaid	8712	XXXXXXXXXXXXXX
Shareholders that still need to pay up in full

		Codes	Period
Own shares
Held by the company itself
Amount of capital held		8721
Number of shares		8722
Held by a subsidiary
Amount of capital held		8731
Number of shares		8732
Commitments to issuing shares
Owing to the exercise of conversion rights
Amount of outstanding convertible loans		8740
Amount of capital to be subscribed		8741
Corresponding maximum number of shares to be issued		8742
Owing to the exercise of subscription rights
Number of outstanding subscription rights		8745	13.228.810
Amount of capital to be subscribed		8746	71.556.175
Corresponding maximum number of shares to be issued		8747	13.228.810

Authorised capital not issued		8751

27/61

N°.	0466.460.429	F-cap 6.7.1

	Codes	Period
Shares issued, non-representing capital
Distribution
Number of shares	8761
Number of voting rights attached thereto	8762
Allocation by shareholder
Number of shares held by the company itself	8771
Number of shares held by its subsidiaries	8781

		Period
ADDITIONAL NOTES REGARDING CONTRIBUTIONS (INCLUDING CONTRIBUTIONS IN THE FORM OF SERVICES OR KNOW-HOW)

28/61

N°.	0466.460.429	F-cap 6.7.2

SHAREHOLDERS’ STRUCTURE OF THE COMPANY AT YEAR-END CLOSING DATE

As reflected in the notifications received by the company pursuant to article 7:225 of the Belgian Companies and Associations Code, article 14 fourth paragraph of the law of 2 May 2007 on the publication of major holdings and article 5 of the Royal Decree of 21 August 2008 on further rules for certain multilateral trading facilities.

NAME of the persons) who hold rights of the company, together with the ADDRESS (of the registered office, in the case of a legal person) and the COMPANY REGISTRATION NUMBER, in the case of an company

governed by Belgian law

	Rights held
		Number of voting rights
	Nature	Attached to securities	Not attached to securities	%
Gilead Therapeutics Sir John Rogerson’s Quay 70 D02 Dublin Ireland 3520718FH	Dematerialised shares	16.707.477	0	25,35
Van Herk Investments B.V. Lichtenauerlaan 30 3062 ME Rotterdam Netherlands 853298956B01	Dematerialised shares	4.635.672	0	7,03
EcoR1 Capital LLC Tehema Street 357 94103 San Francisco United States	Dematerialised shares	8.714.522	0	13,22
Tang Capital Management LLC Executive Drive 4747 92121 San Diego United States	Dematerialised shares	5.559.674	0	8,44

29/61

N°.	0466.460.429	F-cap 6.8

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

Period
ALLOCATION OF ACCOUNT 164/5 OF LIABILITIES IF THE AMOUNT IS SIGNIFICANT
Provision Restricted Stock Units	6.498.795
Tax recovery mechanism	9.466.567
Provision for restructuring cell therapy activities	15.139.596
Provision for restructuring small molecules programs	29.173.766

30/61

N°.	0466.460.429	F-cap 6.9

STATEMENT OF AMOUNTS PAYABLE AND ACCRUALS AND DEFERRED INCOME (LIABILITIES)

	Codes	Period
BREAKDOWN OF AMOUNTS PAYABLE WITH AN ORIGINAL TERM OF MORE THAN ONE YEAR, ACCORDING TO THEIR RESIDUAL MATURITY
Current portion of amounts payable after more than one year falling due within one year
Financial debts	8801
Subordinated loans	8811
Unsubordinated debentures	8821
Leasing and other similar obligations	8831
Credit institutions	8841
Other loans	8851
Trade debts	8861
Suppliers	8871
Bills of exchange payable	8881
Advance payments on contracts in progress	8891
Other amounts payable	8901
Total current portion of amounts payable after more than one year falling due within one year	(42)
Amounts payable with a remaining term of more than one year, yet less than 5 years
Financial debts	8802
Subordinated loans	8812
Unsubordinated debentures	8822
Leasing and other similar obligations	8832
Credit institutions	8842
Other loans	8852
Trade debts	8862
Suppliers	8872
Bills of exchange payable	8882
Advance payments on contracts in progress	8892
Other amounts payable	8902
Total amounts payable with a remaining term of more than one year, yet less than 5 years	8912
Amounts payable with a remaining term of more than 5 years
Financial debts	8803
Subordinated loans	8813
Unsubordinated debentures	8823
Leasing and other similar obligations	8833
Credit institutions	8843
Other loans	8853
Trade debts	8863
Suppliers	8873
Bills of exchange payable	8883
Advance payments on contracts in progress	8893
Other amounts payable	8903
Amounts payable with a remaining term of more than 5 years	8913

31/61

N°.	0466.460.429	F-cap 6.9

AMOUNTS PAYABLE GUARANTEED (included in accounts 17 and 42/48 of liabilities)	Codes	Period
Amounts payable guaranteed by the Belgian government agencies
Financial debts	8921
Subordinated loans	8931
Unsubordinated debentures	8941
Leasing and other similar obligations	8951
Credit institutions	8961
Other loans	8971
Trade debts	8981
Suppliers	8991
Bills of exchange payable	9001
Advance payments on contracts in progress	9011
Remuneration and social security	9021
Other amounts payable	9051
Total of the amounts payable guaranteed by the Belgian government agencies	9061
Amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets
Financial debts	8922
Subordinated loans	8932
Unsubordinated debentures	8942
Leasing and other similar obligations	8952
Credit institutions	8962
Other loans	8972
Trade debts	8982
Suppliers	8992
Bills of exchange payable	9002
Advance payments on contracts in progress	9012
Taxes, remuneration and social security	9022
Taxes	9032
Remuneration and social security	9042
Other amounts payable	9052
Total amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets	9062

	Codes	Period
TAXES, REMUNERATION AND SOCIAL SECURITY
Taxes (headings 450/3 and 178/9 of liabilities)
Outstanding tax debts	9072
Accruing taxes payable	9073	2.981.568
Estimated taxes payable	450
Remuneration and social security (headings 454/9 and 178/9 of liabilities)
Amounts due to the National Social Security Office	9076
Other amounts payable in respect of remuneration and social security	9077	21.803.060

32/61

N°.	0466.460.429	F-cap 6.9

Period
ACCRUALS AND DEFERRED INCOME
Allocation of heading 492/3 of liabilities if the amount is significant
Discount long-term receivable tax credit	8.272.616

33/61

N°.	0466.460.429	F-cap 6.10

OPERATING RESULTS

	Codes	Period	Preceding period
OPERATING INCOME
Net turnover
Allocation by categories of activity
Research & Development		1.053.007.615	247.205.388
Royalties		19.243.576	15.364.472
Sales of trading goods		30.531.129	40.855.338
Allocation by geographical market
US - United States		1.062.685.731	257.808.758
IT - Italy		38.088.464	16.043.429
SE - Sweden		477.633	4.835.055
NO - Norway		233.184	3.021.981
DK - Denmark		117.309	359.709
CH - Switzerland		1.180.000	0
FR - France			2.103.302
DE - Germany			7.162.418
BE - Belgium			1.126.804
NL - Netherlands			1.103.385
ES - Spain			1.721.170
GB - United Kingdom			3.223.519
IE - Ireland			641.592
AT - Austria			3.461.258
FI - Finland			821.820
Other operating income
Operating subsidies and compensatory amounts received from public authorities	740	56.532	2.034.875
OPERATING CHARGES
Employees for whom the company submitted a DIMONA declaration or who are recorded in the general personnel register
Total number at the closing date	9086	92	278
Average number of employees calculated in full-time equivalents	9087	172,9	291,5
Number of actual hours worked	9088	266.901	491.991
Personnel costs
Remuneration and direct social benefits	620	61.687.696	40.665.852
Employers’ contribution for social security	621	14.851.868	11.108.390
Employers’ premiums for extra statutory insurance	622	1.331.578	2.241.211
Other personnel costs	623	2.582.654	3.857.227
Retirement and survivors’ pensions	624

34/61

N°.	0466.460.429	F-cap 6.10

			Codes	Period	Preceding period
Provisions for pensions and similar obligations
Appropriations (uses and write-backs)	(+	)/(-)	635
Depreciations
On stock and contracts in progress
Recorded			9110		957.678
Written back			9111
On trade debtors
Recorded			9112	717.711	9.642.778
Written back			9113	10.360.489
Provisions for liabilities and charges
Appropriations			9115	42.738.946	5.776.280
Uses and write-backs			9116		2.208.567
Other operating charges
Taxes related to operation			640	3.111.434	3.422.772
Other			641/8	40.059.583	23.718.249
Hired temporary staff and personnel placed at the company’s disposal
Total number at the closing date			9096
Average number calculated in full-time equivalents			9097	0,2	0,5
Number of actual hours worked			9098	382	1.176
Costs to the company			617	8.471	26.425

35/61

N°.	0466.460.429	F-cap 6.11

FINANCIAL RESULTS

	Codes	Period	Preceding period
RECURRING FINANCIAL INCOME
Other financial income
Subsidies paid by public authorities, added to the profit and loss account
Capital subsidies	9125
Interest subsidies	9126
Allocation of other financial income
Exchange differences realized	754	14.129.928
Other
Other financial gain		23.233	34.324
Unrealized exchange gains		5.990.502	61.227.843
Realized gain on money market funds		25.925.501	8.839.633

RECURRING FINANCIAL CHARGES
Depreciation of loan issue expenses	6501
Capitalised interests	6502	0	1.453.430
Depreciations on current assets
Recorded	6510	2.203.309
Written back	6511
Other financial charges
Amount of the discount borne by the company, as a result of negotiating amounts receivable	653
Provisions of a financial nature
Appropriations	6560
Uses and write-backs	6561
Allocation of other financial costs
Exchange differences realized	654		16.407.529
Results from the conversion of foreign currencies	655
Other
Unrealized exchange losses		119.816.900	111.879
Bank charges		513.827	665.700
Payment differences		1.939	739
Other financial charges		16	7.600

36/61

N°.	0466.460.429	F-cap 6.12

INCOME AND CHARGES OF EXCEPTIONAL SIZE OR FREQUENCY

		Codes		Period	Preceding period
NON-RECURRING INCOME		76		162.868	55.971.915
Non-recurring operating income		(76A	)		0
Write-back of depreciation and of amounts written off intangible and tangible fixed assets		760
Write-back of provisions for extraordinary operating liabilities and charges		7620
Capital profits on disposal of intangible and tangible fixed assets		7630			0
Other non-recurring operating income		764/8
Non-recurring financial income		(76B	)	162.868	55.971.915
Write-back of amounts written down financial fixed assets		761
Write-back of provisions for extraordinary financial liabilities and charges		7621
Capital profits on disposal of financial fixed assets		7631		162.868	55.971.915
Other non-recurring financial income		769
NON-RECURRING CHARGES		66		269.063.257	40.212.388
Non-recurring operating charges		(66A	)	111.420.486	40.212.388
Non-recurring depreciation of and amounts written off formation expenses, intangible and tangible fixed assets		660		101.758.468
Provisions for extraordinary operating liabilities and charges:
appropriations (uses)	(+)/(-)	6620
Capital losses on disposal of intangible and tangible fixed assets		6630		9.662.018	212.388
Other non-recurring operating charges		664/7			40.000.000
Non-recurring operating charges carried to assets as restructuring costs	(-)	6690
Non-recurring financial charges		(66B	)	157.642.771
Amounts written off financial fixed assets		661		157.642.771
Provisions for extraordinary financial liabilities and charges - appropriations (uses)	(+)/(-)	6621
Capital losses on disposal of financial fixed assets		6631
Other non-recurring financial charges		668
Non-recurring financial charges carried to assets as restructuring costs	(-)	6691

37/61

N°.	0466.460.429	F-cap 6.13

TAXES

	Codes	Period
INCOME TAXES
Income taxes on the result of the period	9134	30.667
Income taxes paid and withholding taxes due or paid	9135	305.640
Excess of income tax prepayments and withholding taxes paid recorded under assets	9136	305.640
Estimated additional taxes	9137	30.667
Income taxes on the result of prior periods	9138
Additional income taxes due or paid	9139
Additional income taxes estimated or provided for	9140
Major reasons for the differences between pre-tax profit, as it results from the annual accounts, and estimated taxable profit
Non-deductible expenses		4.512.558
Tax credit		-14.770.668
Excess depreciations		-158.811.049
Exemption regional contributions		-56.532
Taxable depreciation		147.836.887
Taxable provisions		154.881.545
FTI deduction		62.372.391
Innovation income deduction		387.860.774

Period
Influence of non-recurring results on income taxes on the result of the period

	Codes	Period
Sources of deferred taxes
Deferred taxes representing assets	9141	1.828.043.735
Accumulated tax losses deductible from future taxable profits	9142	823.087.824
Other deferred taxes representing assets
Investment deduction		966.348
Deduction for innovation income		659.995.791
Excess depreciations		286.840.743
FTI		31.022.113
Deferred taxes representing liabilities	9144
Allocation of deferred taxes representing liabilities

38/61

N°.	0466.460.429	F-cap 6.13

TAXES

	Codes	Period	Preceding period
VALUE-ADDED TAXES AND TAXES BORNE BY THIRD PARTIES
Value-added taxes charged
To the company (deductible)	9145	16.354.894	21.584.146
By the company	9146	3.956.078	1.957.981
Amounts withheld on behalf of third party by way of
Payroll withholding taxes	9147	21.374.476	19.940.397
Withholding taxes on investment income	9148

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N°.	0466.460.429	F-cap 6.14

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	Codes	Period
PERSONAL GUARANTEES PROVIDED OR IRREVOCABLY PROMISED BY THE COMPANY AS
SECURITY FOR DEBTS AND COMMITMENTS OF THIRD PARTIES	9149	1.771.551

Of which
Bills of exchange in circulation endorsed by the company	9150
Bills of exchange in circulation drawn or guaranteed by the company	9151
Maximum amount for which other debts or commitments of third parties are guaranteed by the company	9153	1.771.551
REAL GUARANTEES
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of the company
Mortgages
Book value of the immovable properties mortgaged	91611
Amount of registration	91621
For irrevocable mortgage mandates, the amount for which the agent can take registration	91631
Pledging of goodwill
Maximum amount up to which the debt is secured and which is the subject of registration	91711
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91721
Pledging of other assets or irrevocable mandates to pledge other assets
Book value of the immovable properties mortgaged	91811
Maximum amount up to which the debt is secured	91821
Guarantees provided or irrevocably promised on future assets
Amount of assets in question	91911
Maximum amount up to which the debt is secured	91921
Vendor’s privilege
Book value of sold goods	92011
Amount of the unpaid price	92021

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N°.	0466.460.429	F-cap 6.14

	Codes	Period
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of third parties
Mortgages
Book value of the immovable properties mortgaged	91612
Amount of registration	91622
For irrevocable mortgage mandates, the amount for which the agent can take registration	91632
Pledging of goodwill
Maximum amount up to which the debt is secured and which is the subject of registration	91712
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91722
Pledging of other assets or irrevocable mandates to pledge other assets
Book value of the immovable properties mortgaged	91812
Maximum amount up to which the debt is secured	91822
Guarantees provided or irrevocably promised on future assets
Amount of assets in question	91912
Maximum amount up to which the debt is secured	91922
Vendor’s privilege
Book value of sold goods	92012
Amount of the unpaid price	92022

	Codes	Period
GOODS AND VALUES, NOT REFLECTED IN THE BALANCE SHEET, HELD BY THIRD PARTIES IN THEIR OWN NAME BUT FOR THE BENEFIT AND AT THE RISK OF THE COMPANY
SUBSTANTIAL COMMITMENTS TO ACQUIRE FIXED ASSETS
SUBSTANTIAL COMMITMENTS TO DISPOSE OF FIXED ASSETS
FORWARD TRANSACTIONS
Goods purchased (to be received)	9213
Goods sold (to be delivered)	9214
Currencies purchased (to be received)	9215
Currencies sold (to be delivered)	9216

		Period
COMMITMENTS RELATING TO TECHNICAL GUARANTEES IN RESPECT OF SALES OR SERVICES

		Period
AMOUNT, NATURE AND FORM CONCERNING LITIGATION AND OTHER IMPORTANT COMMITMENTS

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N°.	0466.460.429	F-cap

SETTLEMENT REGARDING THE COMPLEMENTARY RETIREMENT OR SURVIVORS’ PENSION FOR PERSONNEL AND BOARD MEMBERS

Brief description

Galapagos NV has a group insurance and guaranteed income insurance in favor of their personnel and directors. Galapagos NV carries all costs related to these insurances. The amount of the premium contribution was 1.576K EUR in 2025.

Measures taken to cover the related charges

	Code	Period
PENSIONS FUNDED BY THE COMPANY ITSELF
Estimated amount of the commitments resulting from past services	9220
Methods of estimation

Galapagos NV has a group insurance and guaranteed income insurance in favor of their personnel and directors. Galapagos NV carries all costs related to these insurances. The amount of the premium contribution was 1.576K EUR in 2025.

		Period
NATURE AND FINANCIAL IMPACT OF SIGNIFICANT EVENTS AFTER THE CLOSING DATE not reflected in the balance sheet or income statement
On January 5, 2026, it was announced that the cell therapy activities would be discontinued. A one-off restructuring impact of EUR 125–175 million is expected here.		0

		Period
COMMITMENTS TO PURCHASE OR SALE AVAILABLE TO THE COMPANY AS ISSUER OF OPTIONS FOR SALE OR PURCHASE

		Period
NATURE, COMMERCIAL OBJECTIVE AND FINANCIAL CONSEQUENCES OF TRANSACTIONS NOT REFLECTED IN THE BALANCE SHEET
If the risks and benefits resulting from such transactions are of any meaning and if publishing such risks and benefits is necessary to appreciate the financial situation of the company

		Period
OTHER RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET (including those that cannot be calculated)
As of 1 February 2024, we are entitled to earn-outs on the net sales of Jyseleca® by Alfasiga in Europe, which are estimated at 54 million euros.		54.000.000

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N°.	0466.460.429	F-cap

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
AFFILIATED COMPANIES
Financial fixed assets	(280/1)	75.765.503	245.176.457
Participating interests	(280)	40.765.503	198.346.774
Subordinated amounts receivable	9271	35.000.000	46.829.683
Other amounts receivable	9281
Amounts receivable	9291	62.414.060	53.455.169
Over one year	9301
Within one year	9311	62.414.060	53.455.169
Current investments	9321
Shares	9331
Amounts receivable	9341
Amounts payable	9351	76.762.303	69.429.394
Over one year	9361
Within one year	9371	76.762.303	69.429.394
Personal and real guarantees
Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9381	28.243.684	2.974.155
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9391
Other significant financial commitments	9401
Financial results
Income from financial fixed assets	9421	62.372.391	12.333.065
Income from current assets	9431	3.866.929	5.449.829
Other financial income	9441
Debt charges	9461	484.368	1.130.204
Other financial charges	9471
Disposal of fixed assets
Capital profits realised	9481
Capital losses realised	9491

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N°.	0466.460.429	F-cap

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
ASSOCIATED COMPANIES
Financial fixed assets	9253
Participating interests	9263
Subordinated amounts receivable	9273
Other amounts receivable	9283
Amounts receivable	9293
Over one year	9303
Within one year	9313
Amounts payable	9353
Over one year	9363
Within one year	9373
Personal and real guarantees
Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9383
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9393
Other significant financial commitments	9403
COMPANIES LINKED BY PARTICIPATING INTERESTS
Financial fixed assets	9252	1	1
Participating interests	9262	1	1
Subordinated amounts receivable	9272
Other amounts receivable	9282
Amounts receivable	9292
Over one year	9302
Within one year	9312
Amounts payable	9352
Over one year	9362
Within one year	9372

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N°.	0466.460.429	F-cap

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

Period
TRANSACTIONS WITH AFFILIATED PARTIES BEYOND NORMAL MARKET CONDITIONS

Mention of these transactions if they are significant, including the amount of the transactions, the nature of the link, and all information about the transactions that should be necessary to get a better understanding of the financial situation of the company

Due to the absence of legal criteria that allow transactions with affiliated parties beyond normal market conditions to be enumerated, no transactions were included in F-cap 6.15.

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N°.	0466.460.429	F-cap

FINANCIAL RELATIONSHIPS WITH

	Codes	Period

DIRECTORS AND MANAGERS, INDIVIDUALS OR LEGAL PERSONS WHO CONTROL THE COMPANY DIRECTLY OR INDIRECTLY WITHOUT BEING ASSOCIATED THEREWITH, OR OTHER COMPANIES CONTROLLED DIRECTLY OR INDIRECTLY BY THESE PERSONS

Amounts receivable from these persons	9500
Principal conditions regarding amounts receivable, rate of interest, duration, any amounts repaid, cancelled or written off
Guarantees provided in their favour	9501
Other significant commitments undertaken in their favour	9502

Amount of direct and indirect remunerations and pensions, reflected in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person

To directors and managers	9503	4.295.365
To former directors and former managers	9504

	Codes	Period
THE AUDITOR(S) AND THE PERSONS WHOM HE (THEY) IS (ARE) COLLABORATING WITH
Auditors’ fees	9505	1.099.821
Fees for exceptional services or special assignments executed within the company by the auditor
Other audit assignments	95061	250.929
Tax consultancy assignments	95062
Other assignments beyondthe audit	95063	34.634
Fees for exceptional services or special assignments executed within the company by people the auditor(s) is (are collaborating with
Other audit assignments	95081
Tax consultancy assignments	95082	15.055
Other assignments beyond the audit	95083

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

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N°.	0466.460.429	F-cap

DECLARATION WITH REGARD TO THE CONSOLIDATED ANNUAL ACCOUNTS

INFORMATION TO DISCLOSE BY EACH COMPANY GOVERNED BY THE BELGIAN COMPANIES AND ASSOCIATIONS CODE ON THE CONSOLIDATED ANNUAL ACCOUNTS

The company has prepared and published consolidated annual accounts and a consolidated annual report*

Name, full address of the registered office and, if it concerns companies under Belgian law, the company registration number of the parent company(ies) and the indication if this (these) parent company(ies) prepares (prepare) and publishes (publish) consolidated annual accounts, in which the annual accounts are included by means of consolidation**:

If the parent company(ies) is (are) (a) company(ies) governed by foreign law, the location where the abovementioned annual accounts are available**:

*	Strike out what does not apply.
**

Where the annual accounts of the company are consolidated at different levels, the information should be given, on the one hand at the highest and on the other at the lowest level of companies of which the company is a subsidiary and for which consolidated accounts are prepared and published.

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N°.	0466.460.429	F-cap

VALUATION RULES

The valuation rules are established in accordance with the provisions of the Royal Decree of 29 April 2019 implementing the Code of Companies and Associations and are valid for the valuation of all assets, receivables, debts, and commitments of the company.

Any changes will be submitted to the Board of Directors for approval in advance.

The current rules have been drawn up and the valuation rules are implemented with a view to the continuation of the company.

Summary of the Valuation Rules:

1. Fixed assets

a) Intangible fixed assets

The company invests in research and development projects. From financial year 2010 onwards, research and development costs are only capitalized to the extent that their cost does not exceed a prudent estimate of their use value or their future return for the enterprise and are depreciated over a period of 3 years up to and including financial year 2015. From financial year 2016 onwards, research and development costs that do not qualify as part of a development phase are capitalized and fully depreciated in the same financial year (in accordance with CBN opinions 2016/16 and 2016/27).

Research and development in progress acquired through licensing agreements, business combinations, cooperation agreements, or separate acquisitions are recognized as intangible assets if they are separately identifiable, are audited by us, and can generate economic benefit. Since the probability criterion is always considered to be met for separately acquired research and development assets, upfront and success payments to third parties for products or drug candidates for which approval has not yet been received are recognized as intangible assets. We do not consider these intangible assets to be available for use until the underlying asset has been approved and commercially launched. From the moment of approval for commercialization of the underlying asset, depreciation is recorded and the asset will be depreciated over its useful life.

Licenses, patents, and know-how are depreciated on a linear basis over the useful life (usually between 5 and 20 years).

Other intangible fixed assets, including acquired intellectual property, are recorded at acquisition cost. These assets are depreciated linearly over the estimated useful life once they are ready for their intended use. They are recognized as assets to the extent that their net book value does not exceed a prudent estimate of their value in use or their future return for the enterprise.

At each balance sheet date, we review the carrying amount of our intangible assets to determine whether there is an indication that these assets have suffered impairment. If such an indication exists, the realizable value of the asset is estimated to determine the amount of the impairment (if any).

b) Tangible fixed assets

Tangible fixed assets are recorded at cost. Depreciation is calculated on a linear basis, taking into account the economic life of the assets.

•	Laboratory equipment: 5-10 years

•	IT hardware and software: 3-5 years

•	Furniture and rolling stock: 5-10 years

At each balance sheet date, we examine the carrying amount of our tangible fixed assets to determine whether there is an indication that these assets have suffered impairment. If such an indication exists, the realizable value of the asset is estimated to determine the extent of the impairment (if any).

2. Receivables

Receivables are recorded at nominal value. Receivables in foreign currency are converted at the exchange rate valid on the balance sheet date. Exchange rate differences are recognized in the income statement.

If collection becomes doubtful, a provision is made for impairment.

3. Inventories

Raw materials, auxiliary goods, and merchandise are valued at acquisition cost.

Goods in process and finished products are valued at cost. In addition to direct production and material costs, cost includes a proportionate share of the depreciation and impairment of the assets used in the production process.

Inventories are valued according to the FIFO method. If the acquisition value or cost price is higher than the realizable value, the valuation at the lower realizable value is applied. The realizable value is equal to the estimated normal selling price, less the estimated finishing costs and estimated costs required to realize the sale.

4. Cash investments and liquid assets

Securities held with financial institutions are valued at nominal value. Securities are valued at acquisition cost.

Incidental costs are immediately charged to the result. Impairment losses are recognized if the realizable value at the balance sheet date is lower than the amount previously recorded.

Securities in foreign currency are converted at the exchange rate valid on the balance sheet date. Exchange rate differences are recognized in the income statement.

5. Provisions for other risks and costs.

This year, provisions for restricted stock units, the tax recovery mechanism for subscription rights, and contract terminations were included in this, following the CBN advice of 2018/16, and this reasoning was maintained for the deferred management bonus.

Provisions are recognized in the balance sheet when we have a current obligation as a result of a past event; when it is probable that an outflow of resources with economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligations. The amount recognized as a provision is the best estimate of the expenditure required to settle the current obligation at the balance sheet date.

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N°.	0466.460.429	F-cap

VALUATION RULES

6. Revenue

Revenue to date consists primarily of success payments, license fees, and advance payments derived from collaboration agreements. The company also generates revenue from various research and development incentives and grants.

Collaboration agreements with the company’s commercial partners for activities related to research and development generally contain non-refundable advance payments received; success payments, the receipt of which is dependent on the achievement of certain clinical, regulatory, or commercial milestones; license fees and royalties on sales.

In the event of revenue recognition spread over time, the unrecognized portion is recorded as carried-forward revenue.

The revenue recognition policy can be summarized as follows:

a) Prepayments received

Non-refundable prepayments received in connection with research and development cooperation agreements are spread and recognized over the relevant and desired period of the company’s performance obligation.

The payments and the company’s involvement are contractually defined per phase. At the outset, Management makes an estimate of the duration of the company’s involvement, as well as the costs related to the project.

Prepayments are recognized over the expected period of involvement, either on a linear basis or based on the costs incurred within the framework of the project if these costs can be reliably estimated. Periodically, the company assesses the estimated time and costs for the project and adjusts the period over which the revenue is spread.

b) Successors

A successor is only included in the transaction price when it is highly probable that a substantial reversal of the cumulative recognized revenue will not occur.

Successors that are not irrevocable, substantial, or proportionate are recognized as deferred revenue. Revenue from these activities can vary significantly from period to period due to the timing of the successor.

c) Licenses

Revenue derived from time-limited licenses is spread over the period to which the license relates, reflecting the obligation of the licensee over that term to update the content and to ensure continuous updating.

Revenue from perpetual licenses is recognized immediately upon sale to the extent that there are no further obligations.

d) Royalty Agreements

Royalty revenues are recognized at the moment the company can estimate the amount with reasonable certainty and there is reasonable certainty regarding collectability. Consequently, the company generally recognizes the royalties in the period that the licensee has reported the royalties to the company by means of royalty reports; this means that the revenues from the royalties are normally only recognized retrospectively, after the period in which sales by the licensee have taken place. Under this accounting rule, the revenues arising from royalties in the company’s reporting are not based on an estimate by the company but are typically reported in the same period as the receipt of payment from the licensee.

e) Subsidies and R&D support measures

Because the company participates extensively in research and development activities, the company also benefits from several subsidies and R&D support measures from certain government agencies. These subsidies and R&D support measures are generally used to partially reimburse the approved research and development costs. They are therefore credited to the result, under other income (excluding tax credit for research and development costs), when the relevant expenses have been incurred and there is reasonable certainty regarding the subsidies and R&D support measures (to be) received.

f) Sale of trading goods:

After the completion of the sale of the Jyseleca® activities, we began to recognize the sale of Jyseleca® stocks to Alfasigma as revenue from deliveries, as part of the continuing activities. These revenues from deliveries are recognized at the moment when control of the products in stock is transferred to Alfasigma.

(g) Proceeds recognition from collaboration with Gilead to develop filgotinib

•	Identification of the contract

Despite the recent additional amendment to the cooperation agreement with Gilead for the development of filgotinib, management judged that all activities are still beneficial to the development of filgotinib, for which Gilead still retains rights outside Europe. All contract amendments were analyzed as we are of the opinion that Gilead must still be considered a customer. This is also supported by the fact that we concluded that only one result obligation remains related to filgotinib.

•	Identification of the obligation of result

The recent changes to the cooperation agreement with Gilead did not give rise to new obligations of result. There was only an adjustment in the scope and price of the existing filgotinib obligation of result, which was only partially fulfilled at the time of the change.

•	Allocation of the total transaction price

We judged that the contract amendment affects only the scope of the filgotinib result obligation and that the change in both the fixed and variable remuneration reflects the adjusted stand-alone sales price of the remaining activities of this result obligation. Had we judged that the higher remuneration was not or only partially related to the filgotinib result obligation, then the remuneration might have been allocated to other result obligations in the contract, leading to a change in the timing of revenue recognition.

The denominator used in the calculation of the percentage of completion reflects our best estimate of our total costs required to meet the filgotinib result obligation.

h) recognition of revenues from OLCA Agreement

•	In 2025, the following changes and other events took place:

•	On 7 January 2025, Gilead waived its rights under the OLCA regarding all our small molecule R&D activities and programs;

•	On 23 July 2025, we and Gilead signed an agreement regarding the waiver and royalties for the cell therapy activities, which constitutes an amendment to the OLCA;

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Nr.	0466.460.429	F-cap 6.19

VALUATION RULES

•

On 21 October 2025, we announced our intention to phase out our cell therapy activities, which was confirmed on 5 January 2026 following the conclusion of the consultation process with the Works Council. - Following the changes to the OLCA in 2025 and other events as described above, as of December 31, 2025, we will no longer have an internal program on which Gilead could exercise the OLCA access and option right outside of the programs to which the phase-out applies, and there are no ongoing R&D activities that could lead to a new internal program to which the OLCA access and option right could become applicable during the remaining term of the OLCA.

•

Although the OLCA access and option right could also apply to programs that we acquire in the future, such an acquisition transaction (whether by license, merger, acquisition, reorganization, consolidation or combination, or any other transaction) is a sovereign decision to be taken by the Management Board, which comprises independent directors who constitute a minority. Given that the prepayment received by us under the OLCA is non-refundable and the OLCA does not obligate us to make acquisitions, Gilead’s OLCA access and option right does not constitute an enforceable obligation of result from an accounting perspective with respect to acquired programs, as it does not exist independently of our future sovereign actions and decisions.

•

Based on the above considerations and although the amended OLCA remains contractually in effect as of December 31, 2025, our management is of the opinion that, following the OLCA amendments of 2025 and other events, there no longer exists an enforceable obligation of result under the amended OLCA that would justify a “contractual obligation” to maintain it as of December 31, 2025, including with respect to the OLCA access and option right for both internal programs and programs that might be acquired in the future during the remaining term of the OLCA. - Consequently, the carry-forward revenue of 1.051 million that we reported as at 31 December 2024 in relation to the OLCA was no longer recognized and was acknowledged as revenue in 2025.

7. Continuity

To date, we have realized a strong profit, which is reflected in the consolidated balance sheet with € 210.6 million in accumulated profits as at 31 December 2025. We realized a consolidated net profit of € 320.9 million for the year ended at 31 December 2025. Financial investments and cash and cash equivalents amounted to € 2,998.0 million as at 31 December 2025.

8. Financial fixed assets

Financial fixed assets are valued at cost. Impairment losses are recognized in the event of a permanent decrease in value.

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N°.	0466.460.429		F-cap 8

AUDITORS' REPORT

T: +32 (0)2 778 01 00
www.bdo.be

The Corporate Village
Da Vincilaan 9, Box E.6
Elsinore Building
B-1930 Zaventem

GALAPAGOS NV

Statutory auditor's report
to the general meeting
for the year ended 31 December 2025

BDO Bedrijfsrevisoren BV / BTW BE 0431.088.289 / RPR Brussel
BDO Réviseurs d'Entreprises SRL / TVA BE 0431.088.289 / RPM Bruxelles

BDO Bedrijfsrevisoren - BDO Réviseurs d'Entreprises BV/SRL, a company under Belgian law in the form of a private limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.

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N°. 0466.460.429 F-cap 8 AUDITORS’ REPORT

N°.	0466.460.429		F-cap 8

AUDITORS' REPORT

BDO

T: +32 (0)2 778 01 00
www.bdo.be

The Corporate Village
Da Vincilaan 9, Box E.6
Elsinore Building
B-1930 Zaventem

STATUTORY AUDITOR'S REPORT TO THE GENERAL MEETING OF GALAPAGOS NV FOR THE YEAR ENDED 31 DECEMBER 2025

In the context of the statutory audit of the annual accounts of Galapagos NV ("the Company"), we hereby present our statutory auditor's report. It includes our report of the annual accounts and the other legal and regulatory requirements. This report is an integrated whole and is indivisible.

We have been appointed as statutory auditor by the general meeting of 25 April 2023, following the proposal formulated by the administrative body issued upon recommendation of the Audit Committee and upon presentation by the works council. Our statutory auditor's mandate expires on the date of the general meeting deliberating on the annual accounts closed on 31 December 2025. We have performed the statutory audit of the annual accounts of the Company for three consecutive years.

REPORT ON THE ANNUAL ACCOUNTS

Unqualified opinion

We have audited the annual accounts of the Company, which comprise the balance sheet as at 31 December 2025, the profit and loss account for the year then ended and the notes to the annual accounts, characterised by a balance sheet total of 3.341.673.918 EUR and a profit and loss account showing a profit for the year of 316.922.982 EUR.

In our opinion, the annual accounts give a true and fair view of the Company's net equity and financial position as at 31 December 2025, as well as of its results for the year then ended, in accordance with the financial reporting framework applicable in Belgium.

Basis for unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs) as applicable in Belgium. Our responsibilities under those standards are further described in the *'Statutory auditor's responsibilities for the audit of the annual accounts'* section in this report. We have complied with all the ethical requirements that are relevant to the audit of annual accounts in Belgium, including those concerning independence.

We have obtained from the administrative body and the officials of the Company the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

BDO Bedrijfsrevisoren BV / BTW BE 0431.088.289 / RPR Brussel
BDO Réviseurs d'Entreprises SRL / TVA BE 0431.088.289 / RPM Bruxelles

BDO Bedrijfsrevisoren - BDO Réviseurs d'Entreprises BV/SRL, a company under Belgian law in the form of a private limited liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.

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N°.	0466.460.429	F-cap 8

AUDITORS' REPORT

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current year. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Completeness of provision related to the wind-down of the cell therapy business

Key audit matter description

On 21 October 2025, the Company announced its intention to wind-down the cell therapy business, and the Board of directors approved the start of the wind-down activities on 5 January 2026. As disclosed in note F-cap 6.8 to the annual accounts, the wind-down resulted in a provision of 15,1 million EUR related to early termination of collaboration contracts.

The provision related to the cell therapy wind-down was identified as a key audit matter because of the significance of (a) the judgment required to determine the timing of recognition and compliance with accounting standards applicable in Belgium and (b) the estimation uncertainty and judgment involved in measuring the provision as of 31 December 2025.

Auditing the provision for early contract termination was complex because of significant judgments about when contracts would terminate in 2026, how and when the wind-down plan would be executed, the uncertainty in the results of ongoing negotiations with collaboration partners and suppliers, and whether the recognition criteria were met at year-end.

How the key audit matter was addressed in the audit

The primary procedures we performed to address this key audit matter included:

- Testing the design and operating effectiveness of controls over the recognition and measurement of provisions for early contract termination.
- Assessing internal and external communications about the wind-down, examining relevant legal and contractual documentation, and obtaining confirmations from the Company's internal and external legal advisors.
- Verifying the accuracy of the provision calculations by challenging management's assumptions about the execution of the wind-down plan, the expected timing of contract terminations, and by tracing those assumptions to supporting evidence, contracts and other communications that substantiate expected costs for undelivered purchase commitments and potential penalties.
- Evaluating whether all obligations arising from the wind-down had been identified by performing procedures designed to detect unrecorded liabilities, including assessing whether contract termination decisions or constructive obligations existed prior to year-end.
- Evaluating the appropriateness of the related disclosures in the annual accounts.

GALAPAGOS NV:
Statutory auditor's report to the general meeting of the company on the annual accounts for the year ended 31 December 2025 3.

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N°.	0466.460.429		F-cap 8

AUDITORS' REPORT

Revenue recognition related to the Option, License and Collaboration Agreement (OLCA) with Gilead

Key audit matter description

As disclosed in note F-cap 6.19 in the annual accounts, following the 2025 amendments to the OLCA and the Company's intention to wind down the cell therapy business, management derecognized the deferred income relating to Gilead's access and option rights to the Company's drug discovery platform and recognized the amount of 1.051 million EUR as turnover in the period ended 31 December 2025.

We identified the release of the deferred income as a key audit matter because of the significant judgment required to assess that no enforceable performance obligation remains that would support a deferred income balance as of 31 December 2025.

Auditing the release of the deferred income balance was especially challenging because of the significant management's judgements involved. Key areas of judgement included management's conclusions that (a) no internal program currently exists to which Gilead could apply its opt-in rights under the OLCA, and (b) while the OLCA could apply to future programs resulting from business acquisitions, any application would require a sovereign decision by the Board of directors, on which two Gilead representatives sit but do not hold a majority, including an amendment to the OLCA.

How the key audit matter was addressed in the audit

The primary procedures we performed to address this key audit matter included:

- Assessing and testing the design and operating effectiveness of controls over revenue recognition under the OLCA.
- Obtaining and examining the OLCA and all subsequent amendments to identify and understand the contractual obligations impacting the deferred revenue.
- Inspecting correspondence and minutes of Board meetings, and evaluating the external legal advice obtained by the Company.
- Challenging management's judgements in derecognizing the deferred revenue balance by inspecting and assessing supporting evidence, including internal program plans, acquisition criteria, board governance documents and external communications.
- Evaluating the appropriateness of the related disclosures included in the annual accounts.

Responsibilities of administrative body for the drafting of the annual accounts

The administrative body is responsible for the preparation of annual accounts that give a true and fair view in accordance with the financial reporting framework applicable in Belgium, and for such internal control as the administrative body determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the administrative body is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the administrative body either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

GALAPAGOS NV:
Statutory auditor's report to the general meeting of the company on the annual accounts for the year ended 31 December 2025 4.

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Statutory auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

When executing our audit, we respect the legal, regulatory and normative framework applicable for the audit of annual accounts in Belgium. However, a statutory audit does not guarantee the future viability of the Company, neither the efficiency and effectiveness of the management of the Company by the administrative body. Our responsibilities with respect to the administrative body's use of the going concern basis of accounting are described below.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the administrative body;

- Conclude on the appropriateness of the administrative body's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- Evaluate the overall presentation, structure and content of the annual accounts and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of

GALAPAGOS NV:
Statutory auditor's report to the general meeting of the company on the annual accounts for the year ended 31 December 2025 5.

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AUDITORS' REPORT

the audit and significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the financial statements of the current year, and are therefore the key audit matters. We describe these matters in our statutory auditor's report, unless law or regulation precludes public disclosure about the matter.

OTHER LEGAL AND REGULATORY REQUIREMENTS

Responsibilities of the administrative body

The administrative body is responsible for the preparation and the content of the director's report, including the sustainability information and the other information included in the annual report, for the preparation and content of the documents to be deposited in accordance with the legal and regulatory requirements, as well as for the compliance with the legal and regulatory requirements regarding bookkeeping, with the Code of companies and associations and with the Company's by-laws.

Responsibilities of the statutory auditor

In the context of our mission and in accordance with the Belgian standard (revised version 2023) which is complementary to the International Standards on Auditing (ISAs) as applicable in Belgium, it is our responsibility to verify, in all material aspects, the director's report and the other information included in the annual report, certain documents to be deposited in accordance with the legal and regulatory requirements, and compliance with certain provisions of the Code of companies and associations and of the Company's by-laws, and to report on these elements.

Aspects related to the director's report and to the other information included in the annual report over the annual accounts

The director's report includes the consolidated sustainability information that is covered by our separate limited assurance report. This section does not concern the assurance on the sustainability information included in the director's report. For this part of the director's report, we refer to our report on this matter.

In our opinion, after having performed specific procedures in relation to the director's report, the director's report is consistent with the annual accounts for the same financial year, and it is prepared in accordance with articles 3:5 and 3:6 of the Code of companies and associations.

In the context of our audit of the annual accounts, we are also responsible for considering, in particular based on the knowledge we have obtained during the audit, whether the director's report and the other information included in the annual report, contain a material misstatement, i.e. information which is inadequately disclosed or otherwise misleading. Based on the procedures we have performed, there are no material misstatements we have to report to you.

GALAPAGOS NV:
Statutory auditor's report to the general meeting of the company on the annual accounts for the year ended 31 December 2025 6.

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Statement related to the social balance sheet

The social balance sheet, to be deposited at the National Bank of Belgium in accordance with article 3:12, §1, 8° of the Code of companies and associations, includes, both in terms of form and content, the information required by the said Code, including that relating to information on wages and training and does not present any material inconsistencies with the information that we have at our disposition during the performance of our mission.

Statement related to independence

- Our audit firm and our network did not provide services which are incompatible with the statutory audit of annual accounts and our audit firm remained independent of the Company during the terms of our mandate.

- The fees related to additional services which are compatible with the statutory audit of annual accounts as referred to in article 3:65 of the Code of companies and associations, were duly itemised and valued in the notes to the annual accounts.

Other statements

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- The appropriation of results proposed to the general meeting complies with the legal provisions and the Company's by-laws.

- We do not have to report to you any transactions undertaken or decisions taken in breach of the by-laws or the Code of companies and associations.

- This report is in compliance with the contents of our additional report to the Audit Committee as referred to in article 11 of regulation (EU) No 537/2014.

- We have assessed the pecuniary consequences for the Company of the decisions related to the conflicts of interest as described in the conclusions of the administrative body in the section 'Conflicts of interest and related parties' of the director's report and have nothing to report to you.

Zaventem, 26 March 2026

BDO Bedrijfsrevisoren BV
Statutory auditor
Represented by Ellen Lombaerts*
Auditor
*Acting for a company

GALAPAGOS NV:
Statutory auditor's report to the general meeting of the company on the annual accounts for the year ended 31 December 2025 7.

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SOCIAL BALANCE SHEET

Numbers of the joint industrial committees competent for the company:  207

STATEMENT OF THE PERSONS EMPLOYED

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER

During the period	Codes	Total	1. Men	2. Women
Average number of employees
Full-time	1001	157,3	69,8	87,5
Part-time	1002	19,0	2,0	17,0
Total in full-time equivalents (FTE)	1003	172,9	71,5	101,4
Number of actual hours worked
Full-time	1011	242.744	113.176	129.568
Part-time	1012	24.157	2.794	21.363
Total	1013	266.901	115.970	150.931
Personnel costs
Full-time	1021	73.424.700	37.086.228	36.338.472
Part-time	1022	7.029.096	543.373	6.485.724
Total	1023	80.453.796	37.629.600	42.824.196
Benefits in addition to wages	1033	451.285	193.155	258.130

During the preceding period	Codes	P. Total	1P. Men	2P. Women
Average number of employees in FTE	1003	291,5	123,5	168,0
Number of actual hours worked	1013	491.991	212.188	279.803
Personnel costs	1023	57.872.680	28.734.999	29.137.681
Benefits in addition to wages	1033	451.285	193.155	258.130

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EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER (continuation)

At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees	105	78	14	89,2
By nature of the employment contract
Contract for an indefinite period	110	78	14	89,2
Contract for a definite period	111
Contract for the execution of a specifically assigned work	112
Replacement contract	113
According to gender and study level
Men	120	36	2	37,8
primary education	1200	3		3,0
secondary education	1201	2		2,0
higher non-university education	1202	6	1	6,9
university education	1203	25	1	25,9
Women	121	42	12	51,4
primary education	1210	1		1,0
secondary education	1211	2		2,0
higher non-university education	1212	11	5	15,1
university education	1213	28	7	33,3
By professional category
Management staff	130
Salaried employees	134	78	14	89,2
Hourly employees	132
Other	133

HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE DISPOSAL OF THE COMPANY

During the period	Codes	1. Hired temporary staff	2. Hired temporary staff and personnel placed at the company’s disposal
Average number of persons employed	150	0,2
Number of actual hours worked	151	382
Costs to the company	152	8.471

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LIST OF PERSONNEL MOVEMENTS DURING THE PERIOD

ENTRIES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees for whom the company submitted a DIMONA declaration or who have been recorded in the general personnel register during the period	205	90	1	90,9
By nature of the employment contract
Contract for an indefinite period	210	90	1	90,9
Contract for a definite period	211
Contract for the execution of a specifically assigned work	212
Replacement contract	213

DEPARTURES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees whose contract-termination date has been included in the DIMONA declaration or in the general personnel register during the period	305	257	20	273,6
By nature of the employment contract
Contract for an indefinite period	310	257	20	273,6
Contract for a definite period	311
Contract for the execution of a specifically assigned work	312
Replacement contract	313
By reason of termination of contract
Retirement	340
Unemployment with extra allowance from enterprise	341
Dismissal	342	246	19	261,8
Other reason	343	11	1	11,8
Of which: the number of persons who continue to render services to the company at least half-time on a self-employment basis	350

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INFORMATION ON TRAINING PROVIDED TO EMPLOYEES DURING THE PERIOD

Total of initiatives of formal professional training at the expense of the employer	Codes	Men	Codes	Women
Number of employees involved	5801	3	5811	4
Number of actual training hours	5802	220	5812	313
Net costs for the company	5803	24.966	5813	36.523
of which gross costs directly linked to training	58031	16.101	58131	26.160
of which contributions paid and payments to collective funds	58032	8.865	58132	10.364
of which grants and other financial advantages received (to deduct)	58033		58133
Total of initiatives of less formal or informal professional training at the expense of the employer
Number of employees involved	5821		5831
Number of actual training hours	5822		5832
Net costs for the company	5823		5833
Total of initial initiatives of professional training at the expense of the employer
Number of employees involved	5841		5851
Number of actual training hours	5842		5852
Net costs for the company	5843		5853

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